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SEC File Number
000-50988

CUSIP Number
928566-10-8

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K    ☐ Form 20-F     ☐ Form 11-K   ☑ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
VNUS Medical Technologies, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
5799 Fontanoso Way

Address of Principal Executive Officer (Street and Number)
San Jose, California 95138

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
     The Company is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2006 by the August 9, 2006 deadline because of additional time required to obtain certain information to be included in the Quarterly Report. The Company continues its efforts to complete its procedures for the quarter ended June 30, 2006, and intends to file its Quarterly Report on Form 10-Q for this period on or before Monday, August 14, 2006.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Timothy A. Marcotte	(408)	360-7200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the three and six months ended June 30, 2006, to be reported in the Quarterly Report on Form 10-Q, will reflect significant changes from the prior fiscal year, unrelated to the causes for the delay described in Part III. On August 2, 2006, the Company issued a press release reporting its results for the three and six months ended June 30, 2006, a copy of which was furnished with a report on Form 8-K on August 2, 2006. Until completion of the interim financial statements and filing of the Form 10-Q, the Company cannot be certain that these reported results will not change as a result of the review.
VNUS Medical Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2006	By	/s/ Timothy A. Marcotte
Timothy A. Marcotte
Chief Financial Officer and Vice President, Finance and Administration